As filed with the Securities and Exchange Commission on September 7, 2016

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Zweig Fund, Inc.

(Name of Subject Company [Issuer])

The Zweig Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

989834205

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

Copy to:

Christopher P. Harvey, Esq.
Dechert LLP
One International Place
40th Floor 100 Oliver Street

Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

NEWS RELEASE

VIRTUS AND ZWEIG CLOSED-END FUNDS

ANNOUNCE ACTIONS

HARTFORD, CT September 7, 2016 – The Boards of Directors of the Virtus Total Return Fund (NYSE: DCA), The Zweig Fund (NYSE: ZF) and The Zweig Total Return Fund (NYSE: ZTR) today announced proposed actions as a result of a comprehensive assessment of each fund and its competitive positioning in the current market environment.

DCA:

▪	Subject to shareholder approval, DCA will reorganize and effect a merger with ZF by acquiring ZF’s assets and assuming its liabilities in exchange for shares of DCA. The combined fund would retain DCA’s name, its investment strategy, and Duff & Phelps Investment Management and Newfleet Asset Management as subadvisers. The combined fund would also establish a tender offer program consistent with the previously announced ZF program, consisting of two tender offers (one unconditional and one conditional), each up to 5 percent of shares. The combined fund’s quarterly distribution would also be raised to a level that approximates 10 percent of its net asset value (NAV) upon completion of the reorganization.

▪	At a special meeting scheduled for November 18, 2016, DCA shareholders will be asked to approve the reorganization and the election of Brian T. Zino, currently a director on the ZF and ZTR boards, to serve on the DCA board.

ZF:

▪	The board of ZF named Virtus Investment Advisers to replace Zweig Advisers as adviser and appointed Duff & Phelps and Newfleet as subadvisers.

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Virtus Closed End Funds - 2

▪	ZF’s investment strategy has been changed to total return, consisting of both capital appreciation and current income, with a target allocation of 60 percent equities and 40 percent fixed income.

▪	ZF shareholders will be asked to approve the reorganization of ZF into DCA, as described above, at a special meeting that is scheduled for November 18, 2016.

ZTR:

▪	The board of ZTR named Virtus Investment Advisers to replace Zweig Advisers as adviser and appointed Kayne Anderson Rudnick and Newfleet Asset Management as subadvisers, and nominated William R. Moyer, currently a director on the DCA board, for election as a director at a special meeting that is scheduled for November 18, 2016.

▪	ZTR’s investment strategy has been changed to a target allocation of 60 percent equities, using Kayne Anderson Rudnick’s global dividend yield strategy, and 40 percent fixed income, utilizing Newfleet’s multi-sector core plus strategy. ZTR will change its name to the Virtus Global Dividend & Income Fund Inc. on September 26, 2016 and will begin trading under its new name on September 27, 2016. The ticker symbol will remain ZTR.

If the reorganization of DCA and ZF is approved by shareholders, the first tender offer under the DCA tender offer program is expected to commence on or about November 25, 2016. The second, a conditional tender offer, would occur six months after the close of the first tender, only if the fund’s average trading discount, calculated as the percentage difference between NAV and its volume-weighted average price on each trading day, is more than 8 percent for a specified 12-week period. Each tender would involve the purchase of shares at a price equal to 98 percent of NAV per share as of the close of regular trading on the New York Stock Exchange on the date the tender offers expire.

Additional terms and conditions of the proposed tender offers will be set forth in the fund’s offering materials with respect to such offer. If the number of shares tendered exceeds the maximum amount of any tender offer, the fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, shareholders cannot be assured that the fund will purchase all of the tendered shares.

Further information about the tender offer program will be announced by future press releases. This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced any tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. With respect to any tender offer, shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Virtus Closed End Funds - 3

contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About Duff & Phelps Investment Management Co.

Duff & Phelps Investment Management is a leader in investing in real estate investment trusts, infrastructure, and utility companies for institutional and retail clients and in developing and managing focused investment strategies for specialized clients. For more information about Duff & Phelps, visit www.dpimc.com.

About Newfleet Asset Management

Newfleet Asset Management provides comprehensive fixed income portfolio management in multiple strategies. Newfleet leverages the knowledge and skill of a team of investment professionals with expertise in every sector of the bond market, including evolving, specialized, and out-of-favor sectors. The team employs active sector rotation and disciplined risk management to portfolio construction, avoiding interest rate bets, and remaining duration neutral to each strategy’s stated benchmark.

About Kayne Anderson Rudnick

Kayne Anderson Rudnick (KAR) believes that superior risk-adjusted returns may be achieved through investment in high-quality companies with market dominance, excellent management, financial strength, and consistent growth, purchased at reasonable prices. KAR’s investment strategy is to build a portfolio of companies that have strong, consistent growth with low business and financial risk, and hold these companies over the long term based on its conviction that the investment returns of the portfolio will mirror the financial results of these companies.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103

Virtus Closed End Funds - 4

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “estimate,” “plan,” “intend,” “believe,” “anticipate,” “may,” “will,” “should,” “could,” “continue,” “project,” or similar statements or variations of such terms. Forward-looking statements are based on a series of expectations, assumptions, and projections; are not guarantees of future results or performance; and may involve risks and uncertainty. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. The funds can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. You are urged to carefully consider all such factors.

# # #

For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com

Media Relations:

Joe Fazzino

Virtus Investment Partners

860-263-4725

Jacob Green

Kwittken & Co.

646-747-7145

Virtus Investment Advisers Inc. | 100 Pearl Street | Hartford, CT 06103